FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA ENTERS STRATEGIC IMMUNO-ONCOLOGY COLLABORATION WITH CELGENE CORPORATION TO DEVELOP PD-L1 INHIBITOR PROGRAMME FOR PATIENTS WITH SERIOUS BLOOD CANCERS

AstraZeneca and MedImmune, the Company's global biologics research and development arm, today announced that they have entered into an exclusive collaboration agreement with Celgene Corporation, a global leader in haematological cancers, for the development and commercialisation of MEDI4736 across a range of blood cancers including non-Hodgkin's lymphoma, myelodysplastic syndromes and multiple myeloma.

MEDI4736 is an investigational immune checkpoint inhibitor, directed against programmed cell death ligand 1 (PD-L1). Signals from PD-L1 help tumours avoid detection by the immune system. MEDI4736 blocks these signals, countering the tumour's immune-evading tactics. Within the collaboration, MEDI4736 will be assessed both as monotherapy and in combination with other AstraZeneca and Celgene potential and existing cancer medicines. Over time, the collaboration could expand to include other assets.

Under the terms of the agreement, Celgene will make an upfront payment of $450 million to AstraZeneca in relation to MEDI4736. Celgene will lead on development across all clinical trials within the collaboration and will take on all research and development costs until the end of 2016, after which they will take on 75 percent of these costs. Celgene will also be responsible for global commercialisation of approved treatments. AstraZeneca will continue to manufacture and book all sales of MEDI4736 and will pay a royalty to Celgene on worldwide sales in haematological indications. The royalty rate will start at 70 percent and will decrease to approximately half of the sales of MEDI4736 in haematological indications over a period of four years.

Dr. Bahija Jallal, Executive Vice President at MedImmune, said: "We are excited about our strategic collaboration with Celgene, a globally recognised leader in treatments for haematological cancers. This agreement is a great example of how we are accelerating the development of medical innovation in our portfolio in collaboration with other experts, in order to bring life-enhancing new medicines to patients faster. Together with Celgene, we are designing a programme for our anti-PD-L1 that will explore its full potential as a game-changing treatment that could activate the patients' immune system to fight and change the course of blood cancers in this area of high unmet need."

"The potential of rationally combining immunotherapies such as MEDI4736 with existing and novel haematology compounds creates new opportunities for patients with blood cancers to live longer, better lives," said Jacqualyn A. Fouse, Ph.D., President, Global Haematology and Oncology for Celgene. "This strategic collaboration leverages the deep expertise of AstraZeneca/MedImmune in immuno-oncology along with the experience of Celgene in the study and treatment of blood cancers. This collaboration advances Celgene's already deep, diverse scientific platform to include checkpoint inhibitors, an area of significant promise in haematology."

The collaboration agreement will become effective upon the expiration or termination of applicable waiting periods under all applicable antitrust laws, if any, and is expected to become effective in the second quarter of 2015. AstraZeneca's 2015 financial guidance is unaffected by today's announcement.

About MEDI4736
MEDI4736 is an investigational human monoclonal antibody directed against programmed cell death ligand 1 (PD-L1). Signals from PD-L1 help tumours avoid detection by the immune system. MEDI4736 blocks these signals, countering the tumour's immune-evading tactics.

MEDI4736 was accelerated into Phase III clinical development in non-small cell lung cancer and head and neck cancer. The OCEANS clinical development programme will evaluate MEDI4736 as monotherapy and in combination with a CTLA-4 (tremelimumab) in lung cancer, across the spectrum of the disease. In head and neck cancer, MEDI4736 is being investigated both as monotherapy and in combination with tremelimumab, looking at patients with different PD-L1 expression status who have failed on chemotherapy.

About AstraZeneca in Oncology
Oncology is a therapeutic area in which AstraZeneca has deep-rooted heritage. It will be potentially transformational for the company's future, becoming the sixth growth platform. Our vision is to help patients by redefining the cancer treatment paradigm and one-day eliminate cancer as cause of death. By 2020, we are aiming to bring six new cancer medicines to patients.

Our broad pipeline of next-generation medicines is focused on four main disease areas - ovarian, lung, breast, and haematological cancers. These are being targeted through four key platforms - immuno-oncology, the genetic drivers of cancer and resistance, DNA damage repair and antibody drug conjugates.

About Celgene
Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global pharmaceutical company engaged primarily in the discovery, development and commercialisation of innovative therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. For more information, please visit www.celgene.com. Follow Celgene on Twitter @Celgene, and on Pinterest and LinkedIn.

About MedImmune
MedImmune is the worldwide biologics research and development arm of AstraZeneca, a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialization of small molecule and biologic prescription medicines. MedImmune is pioneering innovative research and exploring novel pathways across key therapeutic areas, including respiratory, inflammation and autoimmunity; cardiovascular and metabolic disease; oncology; neuroscience; and infection and vaccines. The MedImmune headquarters is located in Gaithersburg, Md., one of AstraZeneca's three global R&D centers. For more information, please visit www.medimmune.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                             +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                           +44 20 7604 8037 (UK/Global)
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Jacob Lund                                   +46 8 553 260 20 (Sweden)
Michele Meixell                            + 1 302 885 6351 (US)

Investor Enquiries
Thomas Kudsk Larsen              +44 20 7604 8199     mob: +44 7818 524185
Karl Hård                                     +44 20 7604 8123  mob: +44 7789 654364
Eugenia Litz                                +44 20 7604 8233     mob: +44 7884 735627
Craig Marks                                +44 20 7604 8591     mob: +44 7881 615764
Christer Gruvris                          +44 20 7604 8126     mob: +44 7827 836825

24 April 2015

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 April 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary